Filed by Synovus Financial Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Steel Newco Inc.
Commission File No.: 333-289866
Date: September 10, 2025

[The following is an excerpt of the transcript of a joint video recording of the chief executive officers of Synovus Financial Corp. (“Synovus”) and Pinnacle Financial Partners, Inc. made available by Synovus on September 10, 2025.]

Jared Shaw:
Thanks. Continuing with the midcap theme, we're really excited to have both Terry and Kevin here to talk about the Pinnacle Synovus transaction. An exciting time for midcap banks, obviously an exciting time for you all. You know, obviously Pinnacle announced the merger with Synovus, an MOE where it will be a mixed company, a mixed management team with a path of growth going forward. But maybe, Kevin, starting off with the--

Kevin Blair:
It's great to be with my dear friend, Terry, here today. You guys can see that we're traveling around and we'll talk a little less about the deal itself. You guys have had a month and a half to digest the deck and the rationale behind it. We'll probably get some questions on it.

But what we've been talking about today is really about execution. Because what we recognize is, look, we've talked about -- Terry and I spent four to five months talking about a potential deal. And that was not lengthy in that we had to solve for a lot of social issues. What we said very early on is let's see if our companies are compatible.

And what was eye opening to me is when you peel back the onion to both companies, we're both built on the same principles, which are associate engagement, client loyalty, and that drives profitable growth. And you see it in both companies' Net Promoter Scores, both in JD Power and Greenwich.

And so when you start there and you realize that the foundation for which we go to market and the reason that we win is that similar. Then you have to start asking yourself other questions. And we've learned, let's be honest, from some of the MOEs that you guys in the audience may be nervous about, we made a lot of decisions over that four or five months.

And so we didn't make an announcement and then say, oh my gosh, Terry, we've got to go figure out who's running this company or who the leaders are. We made an announcement a couple weeks ago that laid out the broader leadership chart. But Terry and I had largely agreed on that chart months ago when we were going through this process. So what you won't hear today is trying to justify the EPS accretion that's embedded in this deal or the fact that this regional bank, when we put it together, is going to be the fastest growing regional bank with the highest profitability and the most efficient bank out there with the highest service quality.

We're not going to talk about that because that’s on the chart. What we're going to talk about is how we execute on that. And ultimately, it comes down to mixing our cultures. We've heard a lot of questions and concerns about that and we'll address that in some of the questions today. I think we've done a lot of work to ensure that our companies come together and things like the Pinnacle incentive plan and the Pinnacle operating model, which you've heard that Synovus will adopt, is not that heavy a lift.

And we've talked to our bankers about what that means for them because as you guys can imagine, it doesn’t matter what Terry and I say. Each of our associates, our team members are looking at this saying what does this mean to me. And that’s where we've spent the last month and a half. Not just talking with investors but spending time inside the four walls of Pinnacle and Synovus talking to our team members, listening to their concerns, addressing those concerns, talking to clients and talking about what would concern them.

And so what you've seen is that we would expect a first quarter close with that approval. And then we're going to take 12 to 14 months on conversion. That’s a little longer than other conversions but we felt like -- Terry and I talked about the white glove service that both of our institutions provide our clients. And we want to make this conversion a white glove conversion. Meaning that we're going to provide additional resources, additional training, having some insights with our clients early on to understand what are going to be the changes when half of our client base has to move to a new platform. And spend a little extra time training and developing that so that the move itself is far less painful than what we've seen with some other conversions.

So we're super excited. I can speak for myself, Terry, but I think the time we've spent together the last month and a half has made me even more convinced that when we put these companies together, it will be the Southeast growth champion.

[. . .]

Jared Shaw:	What's been the feedback from clients?

Terry Turner:
From clients, I think it is fundamentally a non-event. I can't say nobody has had any reaction but it's nearly no one has had a reaction. And I think the case is, again, our situations are slightly different. So Kevin, you ought to talk about it on your side. But on our side, basically, one of the really important pieces of how we do this deal is we use Rob McCabe, who is my longtime partner, to be the Chief Banking Officer. And so in that role, he really controls all the bankers, all the specialties, all those things and his task is to make sure that we get even execution of the recruiting models, the hiring models, the business development models, all those sorts of things.

And so all the folks at Pinnacle still work in Rob's empire and that’s a good thing. So it feels like more of the same for our people. And so as long as our people feel well, they deal with clients well and I think generally, it's been a non-event. Most people want to know, are you still going to be there, which in our case, for 100% of the revenue producers, the answer to that is yes. And as long as the answer to that is yes, I think to  clients it's a non-event.

Kevin Blair:
I'd just echo that. Terry is spot on. The reason we have great Net Promoter Scores and the reason why our clients say we're great advisors is there's not a lot of turnover in our relationship managers, our financial advisors. So their view of what's changing, as long as they have that financial advisor, they have their treasury sales person, they have their service folks that they’ve learned to deal with, there's not a lot of change.

On the Synovus side, the questions that we've gotten with the name change, obviously we're changing names. It's been somewhat refreshing because those of you that followed Synovus for some time, we didn’t use a unified brand of Synovus until 2017. So this Synovus name really has only been in place for about 8 years. So it's not like there was a great deal of ownership. Most of the banks had their locally chartered names that they had had prior to the global financial crisis.

So they’ve asked questions when the rebranding would occur. Obviously, that would be '27 but Terry is spot on. As long as they have their bankers. The next question will be are we having to migrate platforms. And so we're going through that process right now where we're choosing the client facing technology that we'll deploy. And we'll have those answers in the coming weeks. And then we'll start the communication with the clients because that would have to migrate.

But again that’s going to be over a very long period of time. There hasn’t been any concern in the short run. Quite frankly, Terry and I have joked, we've had clients that have done banking with both sides and have asked if their hold limits will go up and whether our balance sheet could build such that they could have all of their relationship with us, which again, size and scale do matter with some of these larger clients.

Jared Shaw:
I think Pinnacle is -- seemed to have created the secret sauce for growth over the past few years by identifying strong urban markets in the Southeast and then hiring really good people in those markets. And Synovus, you've been doing that more recently as well. Should we expect the pace of hiring -- so you talked about the success of 58 of the 59 at the time of announcement. How should we expect that pace of hiring to go forward over maybe the next year as you're juggling that close and integration?

Terry Turner:
I think there's a slide out there that sort of has a target for us of 150 revenue producers. I think, to your point, Synovus had aimed at a 30% increase in relationship managers, which round numbers, would be 35 a year. So the 150, the 35, that’s what we expect the pace to be in '26. And we expect it to increment from there in '27 and going forward.

I get asked this question so many times and it's funny to me. People are like, okay, I guess you won't be able to hire people anymore. And people said, hey, surely at scale, it doesn’t work anymore. But the case is we've been at it for 25 years and every year, we hire more than we did the year before. And so last year, the biggest size we've been, over $50 billion, we hired 170 relationship managers, All relationship managers are revenue producers. Some of them wouldn’t be relationship managers. But anyway, the point is it's a record.

Here's the thing I try to help people understand with our hiring model. The way we hire people is we're not using headhunters. We're not relying on whatever is going on in the market. We don't use a recruiting function internally. The way it works is if we hired Kevin Blair. Kevin Blair comes in here and Kevin has got 5 friends. And so Kevin says, hey many, you need to hire Jared. Jared would be good. And so we hire Jared. And then after we hire Jared, he's like, you need to hire Patrick. And so it's this spider web that builds, a network that builds.

And so the case is the more people that you do hire, the more people that you can hire, it's a multiplier. It's not like, okay, well, we've hired all the people we can hire. The more people you hire, the more people you can hire. And that’s sort of the power of it. So my expectation is that whatever the number in that slide is, it will go up year after year. That’s what the belief is. That’s what we're setting out to do.

Kevin Blair:
And the only thing I'd add to that, to Terry's point, is as I look across our footprint and I look at the markets that we're in, Terry and I were talking about having 5% and 7%, 8% market share. It's not like the density and the coverage of bankers is overly saturated. So in all the markets, some of the markets that we were more prominent, some of the markets that Pinnacle has entered recently, there's a lot of opportunity to add in those without having to expand to new markets across the Southeast. We have enough opportunity within our footprint, #1.

Number 2, I also think that adding to our specialty groups. What I've been super impressed with is some of the specialties that we've encountered with Pinnacle. I think we have some unique specialties on our side. And as we know, there's opportunities to add additional specialties that could support the geographic banking units over time. And so there's geographic hires, there's specialty hires.

And to Terry's point, our team at Synovus has not had the same fervor around hiring. I used this statistic earlier, Jared. Similar sized banks. Pinnacle has 570 revenue producers; Synovus has 270 revenue producers. So let's just say we could get to par with Pinnacle. That’s 300 revenue producers Synovus should be adding just to be on par with Pinnacle under the same footprint.

So there is lots of opportunity to add. And I told Terry in the past, I've been very excited about the way in which they recruit. Because they're having recruiting meetings 3x a week. Their pipelines are not just about loan pipelines. They're about talent pipelines. And so Rob McCabe being our Chief Banking Officer will instill that hiring model across our franchise. And I think we're going to get that thing primed and ready to go for '26.

Terry Turner:
Jared, if I could, I'll come back and hit on one more thing as it relates to revenue growth. One of the things that excites me about this deal, and from the get go has been, that I believe you've seen the numbers, we went over them in the second quarter. There's information out there I think the third quarter last year, where we talk about what's the build on all this hiring that we have. And so just said simply, my belief is at June 30, the people that were on our payroll at the time should grow $19 billion in assets between there and 2029.

So that’s a whale of a cushion. You know that’s not in anybody's numbers. I mean not that some of it wouldn’t be in there. But it's not in the consensus estimate that we're going to do that. But for me, that’s not a stretch at all. All we're trying to do is just hit the average. We're not trying to outproduce something. We're not trying to dream up a new idea. We're just trying to hit the average that we've hit for 25 years.

And so what it means in this deal to me, it cuts both ways. I could view it as a risk mitigator, right. Because if you stumble on revenue, that’s a lot of earning asset growth that's coming. Irrespective of the deal, irrespective of the tariffs, irrespective of Fed Funds movement and so forth. So that’s powerful. But what I really believe is we don’t need it as a cushion. I think what it does is provide an extraordinary revenue stream that lets us accelerate hiring even further and run faster on getting this universal hiring model built across the whole franchise. So anyway, you've talked to me a long time. I'm optimistic. I think we have an extraordinary opportunity to grow revenue.

Jared Shaw:
I think just in general there's some concern in the market that MOEs in the Southeast are tough to pull off. What do you think is different about this deal and what are some of the milestones we should expect going forward?

Kevin Blair:
I'll start, Terry. Look, I mentioned up front, we made a lot of decisions up front that I think other MOEs struggle with. Indecision and lack of accountability can be a challenge. Because if you don’t set the tone at the top, you have a lot of folks throughout your organization that are questioning the outcomes and there's a tremendous amount of uncertainty and fear and that permeates through the organization.

So again, Terry can talk about, we came together early on. We said there can only be one CEO and there can't be flip flopping of CEOs in months and quarters to come. People need to know who is going to be running the company. And Terry is going to serve as Chairman. I can tell you, Terry didn't come to me and say he no longer wanted to be CEO. He wanted to be CEO. He recognized that--

Terry Turner:	Can we go back over that?

Kevin Blair:
We'll renegotiate that. Terry said, look Kevin, you're 54, I'm 70. You need to be the CEO and I'm here to support you and I'll do everything I can as Chairman to make this thing happen. So we're aligned. And that’s the first and most important thing. Two, we didn’t go and choose 50/50. We didn't focus too much on the equal part of MOE. We chose the best athlete to make sure that we had the right people in the right seats to move forward. And we did that early on. That’s why you see that we released our org chart.

We put headquarters in both Atlanta, our largest market, and Nashville. If you're going to be a Southeastern growth champion, you better have strong presence in Atlanta and Nashville. Those are the two gateway cities and we're there. We didn't change our name. We chose Pinnacle and Terry said this. I didn’t come to him saying I want to change my name from Synovus. I have pride in our company but I recognize the value in the Pinnacle name, not only in the marketplace but also with investors. And so we chose that.

So we made a lot of tough decisions up front to remove fear and uncertainty throughout the organization. As we go forward, some of the things here that we've heard today and in other meetings. MOEs are hard, number 1, because there's a lot of call synergies and overlap. Well, look, we only had 11 markets where there's overlap in our company. So the two franchises fit together like a puzzle piece. Of those 11 markets, 6 where we have equal footings and that only represents about 6% of the pro forma deposits. Some of the other MOEs you've seen recently had much more overlap and that just creates the Hatfields and McCoys within those markets to determine who is going to get the job. We don’t have that.

Number 2, the culture that Pinnacle is very strong. I've heard that. You guys have shared that with me. I would tell you the culture at Synovus is also very strong but I would submit to you, although our cultures are not identical -- anybody that says that is just fibbing -- our cultures are way more aligned than they are different. Because it's valued around people. It's valued around serving your clients and your communities. And as we've spent time together, my teams, when you take the name off the shirt, everyone says, god, they look and act just like us.

So I think we're more similar than we're not. Running this Pinnacle model that people said Kevin has to go and do. I told somebody else, I'm like an offensive coordinator and if you have the best running back in the country, you better run the ball 100x a game. But if you have the best quarterback in the country, it's the air raid offense. And that’s what these guys run, the air raid offense. They throw the ball, they're adding people. I can adjust as an offensive coordinator.

As Terry mentioned, I've tried to move us to growth orientation. As you guys know, it's hard to do that in the first couple years because you have negative operating leverage when you start doing it. Terry's tailwinds that he was talking about gives us the opportunity to do that. And so running their model is hiring people at a faster pace. Running their model with this geographic banking focus is about putting local decisioning in the geographies. We do that today, our company has been around for 137 years and we've had that local geographic leadership intact the entire time. So it really requires very few people to move from a line of business structure into a geographic structure.

And then lastly, we've heard some questions around incentive plans. Pinnacle runs a very unique incentive plan where everyone in the company, every associate, is incentivized based on how the company does at the top of the house, both on revenue growth as well as EPS growth. I love the idea. And most of our associates are not in revenue-producing roles today, have a very similar plan at Synovus. So that means our revenue producers will have to move to that plan. And what I've heard is these guys want to be paid based on their own individual performance.

Terry has the strongest proof point that would make you realize that this is very achievable. He hires 150 bankers a year all on incentive plans just like Synovus. And they migrate to Pinnacle and they don’t leave. And they love working there. He bought a company in 2017, Bank of North Carolina, and they had a very similar incentive plan. They all migrated over to the Pinnacle plan and he kept all the bankers.

And so when we talk with our bankers about moving to this incentive plan, they understand how it's different that more of their compensation will move into base pay, less will be at risk. Who doesn’t like that. More is getting paid out in base pay. But they also recognize, and I said this to Terry early on in our discussions. We live in a world that has to value meritocracy and I asked him if there's a banker at Pinnacle that performs at a very high level, is there an opportunity for them to earn extra incentive. He said, we are common sense bankers. We can increase their base comp. We can do something on the side. Of course, we're going to reward our bankers.

And so the real proof point is these guys have 3%, 4%, 5% turnover. And if they weren’t delivering on the incentive plan and people didn’t like it, you would see those numbers much higher. So this fit, this MOE that people are worried about, I think it's more of a function of what they’ve seen out of other MOEs. And we've tried to make every decision to learn from those mistakes and do things a little differently.

Terry Turner:
Jared, let me pile on and I'll take the bait. You sort of pitched it at, hey, some other MOEs hadn't worked so what's different about your deal. So let me just try to crystalize some of the things. Kevin does a better job than I do at keeping it on the positive. But I just want to be direct about what's different about the transaction. And so let's just start with this. Go to market, I mean that sounds like a buzz word. That’s an important idea. How is it that you're going to market. If I can say one deal that hadn’t worked yet, I don’t think it's figured out yet how they go to market. And if they did, they figured it out 2 or 3 times because they went this direction for a while and they went that direction for a while.

That was the first choice that we made, I mean well before we're talking about deal economics and all that kind of stuff is what's the go to market strategy going to be. And so we agreed it's going to be the Pinnacle model. If you think about all the MOEs that you've seen, name one where somebody said, okay, we're going to drop that model and we're going to adopt this. They're all trying to figure out how can I give this guy something and that guy something, all that kind of stuff.

We said, look, we're going with the Pinnacle model. That’s an important idea. When you get that clear, then other decisions have to be made. Kevin alluded to the CEO thing. He's right, man. I haven't met with a CEO yet that doesn’t like having CEO after their name. They like that, including me. And I didn’t show up and say, Kevin, buddy, I'm trying to get out. How about you jump in. My own preference would be I want to run this thing.

But if you say, here's what we're going to do. We're going to go with the Pinnacle model. We can't make mistakes that other organizations did where they handed the CEO to one guy for a while, handed the CEO to another guy for a while and all the ripple effects in that organization, both in how they go to market, the political ramifications of it, the turnover that's caused by that, the reorganization. Man, I just had to say, all right, we're going with one long-term CEO and then that didn’t take long to decide we're going with the 54 year old instead of the 70 year old. But we created clarity around that.

You work on down to the branding decision. He alluded to that. I think about a deal that didn’t work. Man, they couldn’t get clear on a brand so they throw them both out. My opinion is either one of the brands would have been fine. Pick one when half your customers, half your investors, whatever, not all of them but that’s what we're going to do. We're going to pick one, win half. The systems. That’s a really important decision. I know one where they said, we're going to throw all this stuff out and develop some new really good stuff, which turned out not to be so good.

And so what we said was, look, we're not going to have a long debate about this. I started my career as a systems consultant. I've installed a lot of bank software. What you do if your company is our size is you're going to have a core processor and you're going to operate package software. And when you make that choice, you've decided I'm going to be mad at my system processor because he'll never have all the feature and functionality that I want.

And so we could have messed around here and gone through featured benefit analyses and all that sort of stuff. We didn’t waste any time on that. We're on Jack Henry. We're the largest single user on Jack Henry. They're on FIS. It's a more scalable platform. Why argue about that. We're going to FIS. It's a more scalable platform. Serves half the clients already, half the associates already so we just got a small migration effort to get across.

And so again, you can tell these things are important to me. They were important in the decision making and this is a starkly different transaction than one you could consider. And so again, I believe one of my great frustrations is in this transaction we had a leak. And so what that did was put a microphone in the hand of a bunch of skeptics out there to paint this deal like Truist 2.0, which it is not. It's meaningfully different and so again, that’s the thing that would be important to maybe communicate is hey, we've made decisions. And because we did, we have people today back in Nashville and Atlanta and Columbus making decisions going forward doing stuff because they know where we're going.

[. . .]

Jared Shaw:	So we have some questions I see in the audience. We have a microphone to use. There's one first down here.

Unidentified Participant:
Thank you. Great job outlining the differences between your merger and Truist. I think you also were very clear about the comp plan. You did mention your two cultures are more alike than different. Can you just give us a bit more detail on both of those things? Thank you.

Kevin Blair:
Culture is hard to describe because it's the set of values that people believe. But I had the opportunity to go through the 3-day orientation. One of the things that Pinnacle does for all their new employees is they come to Nashville within the first year, I believe, and you go through a 3-day orientation. And what Terry, and Harold, and the executive team do is they walk you through the history of the bank through their eyes.

And it starts with the deck that they presented for their IPO back in year 2000. And what was interesting was the principles that they built for the bank over those 25 years haven't changed. And those values around hiring team members, valuing relationships, building communities, those are the same principles that our company was created 137 years ago.

The difference is, right, if you start there and say that the cultures are aligned around family orientation, giving back to your community, serving your clients. That's how banks should be built. But the difference is, I would argue that Terry has talked about the entrepreneurial culture that they built there. When you've been 25 years and you've said this Terry, I love it, is when you get to build something, you get to start from scratch and build what you want.

And so he's created a model where they have the entrepreneurial spirit across their 9 state footprint where individuals have accountability and autonomy to be able to go and make the decisions as Terry and Harold have set out. Someone doesn’t get a budget each year and says you get to hire 10 people. What Terry said is if you can hire 100 good people, go hire the 100 good people. We'll figure out a way to set those expense numbers and offset that with revenue.

And so that's been their model, very entrepreneurial. I would submit to you that we haven't been that entrepreneurial. We're in maybe a traditional mode where we would go out and say, hey, Kevin in South Florida, I want you to add 15 people this year. Jennifer, you add 10 people. And so what we're going to have to do in order to empower our team members is allow them to make those decisions.

Now I joke, Jamie Gregory is in the audience, and Harold is going to be retiring as CFO. I told him that Harold's bleeding ulcers will transfer to Jamie's, because the finance guys are going to have to figure that out. Because if you're going to create that sort of entrepreneurial spirit and give people the accountability and autonomy to hire folks, you've got to be able to do that. Where as you get larger, there's a lot of command and control type things that go into place.

Second thing is, Terry and his team, you won't go through a meeting at his company without talking about his big hairy audacious goal, and how they focus on revenue growth. I would submit to you at Synovus, we've talked more about a balanced way of dealing with that, more of EPS, PPNR. And we've built out, we've spent a lot of time and energy on the risk management function.

I think Terry said this in the past, as we look at LFI, he's been pleased that we've spent as much time and energy developing some of the risk management practices. So we probably put a little more time and attention there. So the culture is aligned on the values, on the purpose, on the missions of the company. How we do things are a little different. But I haven't seen anything that says we can't do this.

I'll do one other example. I was at orientation and Terry and his company has a thing called the Wow Accounts. So team members have the ability to go and wow a client, wow a team member. And I think I asked Harold like what's the budget for that? Like there's no budget. Like people get to go and wow people, but they think about it.

Nobody's going and buying somebody a Mercedes and saying, hey, I hope you have a great day. They understand it. They're wowing them on little things. Exactly. My idea on that. I am an ex-finance guy. I'm like, gosh, if you gave somebody a wow account and it's unlimited. My gosh, what are we going to deal with here? So there is a little bit of that for me.

Look, I have to learn and change. But what you'll see, and I'll give you this as an example, I'm taking up for Terry's group because what they don't spend money on is brand advertising. So he would tell you they go out and wow clients with this account and that person that got wowed in the branch is going to go to tell 20 people. So they don't need to put money out in brand because those 20 people are going to go around and be raving fans for the company. And so where you may spend a little more on wowing clients, you're going to spend a little less on branding and other things.

And so those are the kind of tactical differences that I've observed. So I don't want anyone to think that we're identical. We're not. But there's been nothing I've seen that doesn't say, like that is rooted in a good cause and something that we can do.

The other thing I would submit to you is, again, we had one -- Terry's -- Rob McCabe  came over to Columbia, South Carolina recently from one of our events. He said, gosh, there are a lot of young people in this room. Terry and those folks, they hire people that only have 10 years of experience in their role. And most of them, the average is 18 years. We've had an associate program. So we hire a lot of college graduates. We bring them up through the organization, generally through credit, or through our retail network and they make their way in the bank. So there's something there where we're different.

We're going to continue to focus on bringing in youth and having that in roles where they can be experiential, and they can learn but we're going to adopt the Pinnacle model where if you're a frontline revenue producer, gosh, it makes pretty good sense to hire people that have 10 years of experience in the market and they have worked with someone. So there are tactical differences. But I would say the seams of the organization fit together extremely well.

Terry Turner:
I might just add to that. I think Kevin did a nice job on culture. It's sort of the shared values and shared beliefs and shared experiences that people have. That's what really creates a culture. And so when I meet with people at Synovus, it feels the same as when I meet with people at Pinnacle. So that aspect of same values, same experiences, same goals, aspirations, all that sort of stuff.

To Kevin's point, I think there are differences here. One of the things that -- I guess a couple of things are important to me about how we get this done. One is, I think we know how to inculcate culture. I've made other big acquisitions that look much like this. We got through. We didn't lose a market leader. We didn't lose a revenue producer at all in the transaction and created great growth. The way we got that done was we spent the time and energy to help people buy into what we're doing. We don't put the thing on autopilot. We tell the story, create the (inaudible) and so forth.

You do have the advantage that Kevin is adopting the incentive compensation models, and that's not only the annual cash incentive plan, which is tied to revenue and earnings growth. And that changes the dialogue in a company substantially when I literally have tellers grab me on the elevator wanting to know how come we're short on EPS. And so that's a different mindset.

But just having the compensation system moves people in that direction. And same idea with the stock, people make an intelligent choice about what to give somebody to wow them because they're shareholders, and they can think like shareholders. So those are powerful things. But the main thing that I'm betting on, the main thing I believe in is that Kevin Blair is the single best person to run the next leg of this race at Pinnacle. And I promise you, I know what every alternative is, and it's not a contest. Kevin is the best guy to do this. He's proven to be a great executor at Synovus.

To his point, he needs this model to run the next leg of the race he's trying to run. It just helps him accelerate. And so as long as we have this agreement on the model, I think we work down through this stuff just like we have every other transaction.

Jared Shaw:
Anyone else? Maybe just at the end, when you look at some of the expense expectations coming out of it as limited expense cuts. You've talked about making investments to run a larger institution, looking at Cat 4 and LFI. If we do see relief as everyone here seems to expect, what would that do to the implied expense either savings or opportunity for investments?

Kevin Blair:
So just to ground everyone if they don't know the numbers. We put $45 million upfront as onetime expense to help with the data infrastructure to comply. We have $35 million in run rate associated with people primarily, and we have $45 million in run rate associated with additional debt, whether it's related to TLAC or just building the securities book or cash profile of the bank.

What Terry and I have said is, look, as we grow this bank, we recognize there's a need to continue to improve our risk management practices. So if we got an edict tomorrow that it goes to 250 (ph), or its non-asset based, based on complexity, I think what we would do is take some of that money, $5 million, $10 million spend on data and risk infrastructure. We take the other $30 million and deploy it in revenue producers, because that's where we could take that fungible cost continue to improve our risk management but double down on the revenue growth.

So to me, the opportunity is not to drop that added expense to the bottom line, lower the efficiency ratio even more. It would be to redeploy it back to the front line and say, hey, now you have a bigger coffer to be able to go out and add these people. Embed it within the current financial forecast.

And so look, we feel like it's important that we continue to improve risk management. If you think about LFI in general, the big heavy lifts are a lot of reg reporting, and that's data related. And as Jamie said, in the previous meeting, if the administration were to change in the next 2 years and it came back, we'd want to make sure we built the data over that time that we could comply with a lot of the data reporting aspects.

But the heavy lift is in '27 around CCAR and LCR. And so look, we -- both companies today do a capital stress test. Both companies today do a liquidity stress test. The real added costs are the ongoing reporting of things like 2052a and the thousand pages of reports that go along with your submission. So what you shouldn't take away from that if we don't have to comply is that we won't be prudent. We're going to continue to do stress testing. It just won't cost us the $35 million, and we'll redeploy it into revenue producers.

Terry Turner:
Jared, the power of that is we've been a prolific grower of revenue using this hiring model. We had the luxury of starting with a clean sheet of paper. And so you can build that ladder as you go. And once you're on the treadmill, you're good. Nobody else can get to the treadmill because they're going to destroy operating leverage for 2, 3, 4 years while they try to build into it. And so to have this as a luxurious thing, it just lets us get everybody on this treadmill and I think it does produce something pretty special.

Jared Shaw:	Great. Well, thank you, everybody. Please join me in thanking Pinnacle and Synovus for joining us today.

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp.  (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements.  A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Synovus’, Pinnacle’s or the combined company’s ability to control or predict.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’ business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’ respective businesses and operations will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed transaction, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities.  Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Merger and Where to Find It

Steel Newco Inc. (“Newco”) filed a registration statement on Form S-4 (File No. 333-289866) with the SEC on August 26, 2025 to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction.  The registration statement includes a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco.  The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Synovus and Pinnacle in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

Synovus Financial Corp.	Pinnacle Financial Partners, Inc.
33 West 14th Street	21 Platform Way South
Columbus, GA 31901	Nashville, TN 37203
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@Synovus.com (706) 641-6500	Investor.Relations@pnfp.com (615) 743-8219

Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,”  “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,”  “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp-20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov.  Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.